SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2001

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____________ to ____________.

Commission file number 000-14719

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN
(Full title of the plan)

SKYWEST, INC.
444 South River Road
St. George, Utah 84790
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

REQUIRED INFORMATION

Page

Independent Auditors’ Report — KPMG LLP	1
Report of Independent Public Accountants — Arthur Andersen LLP	2
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000	3
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2001	4
Notes to Financial Statements	5-9
Supplemental Schedule:
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2001	10-11
Signature	12
Exhibit 23.1 — Potential Limitation of Remedies Against Arthur Andersen LLP	14

Independent Auditors’ Report

The Trustees of the SkyWest, Inc.
Employees’ Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the Plan) as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule H, Line 4i – schedule of assets (held at end of year) as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Salt Lake City, Utah
July 11, 2002

[This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with the Plan’s financial statements as of and for the year ended December 31, 2000. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 11-K. Arthur Andersen LLP’s report refers to financial statements not physically included in this Form 11-K. See Exhibit 23.1 for further discussion.]

Report of Independent Public Accountants

To the Trustees of the SkyWest, Inc.
Employees’ Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the SkyWest, Inc. Employees’ Retirement Plan (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. The schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
Salt Lake City, Utah
June 21, 2001

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000

Assets:
Investments, at fair value:
Fidelity Magellan Fund	$10,191,568	$11,193,540
Fidelity Spartan Money Market Fund	7,376,185	5,834,831
Strong Growth Fund	6,346,789	9,492,047
Janus Overseas Fund	5,974,224	7,256,861
J.P. Morgan Disciplined Equity Fund	5,964,316	7,449,121
Harris Associates Oakmark Select Fund	5,377,812	1,319,983
Turner Small Cap Equity Fund	4,092,635	4,873,900
Neuberger Berman Genesis	3,779,606	2,538,574
American Century Equity Income Fund	2,874,711	1,840,771
Fidelity Equity Income Fund	2,806,923	2,598,493
Fidelity Puritan Fund	2,381,590	1,886,231
RYDEX OTC Fund	2,061,377	1,701,363
Strong Corporation Bond Fund	1,983,582	1,321,560
SkyWest, Inc. Common Stock	1,551,395	1,086,984
Banc of America Nations Marsico Focused Equities Fund	1,385,874	1,539,458
Vanguard Admiral Intermediate-Term Treasury Fund	747,753	193,475
Participant Directed Brokerage Accounts	661,790	917,238
Deutsche International Equity Fund	524,441	669,091

	66,082,571	63,713,521
Participant loans receivable	2,583,496	2,287,175

Total investments	68,666,067	66,000,696
Other receivable	15,240	—

Net assets available for benefits	$68,681,307	$66,000,696

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2001

Additions:
Contributions:
Participants	$7,700,789
Employer	5,773,636

Total contributions	13,474,425

Investment income (loss):
Interest and dividends	1,234,911
Net unrealized depreciation in fair market value of investments	(6,868,307)
Net realized loss on disposition of investments	(2,003,850)

Investment loss, net	(7,637,246)

Total additions, net	5,837,179
Distributions to participants	(3,027,032)
Administration expenses	(129,536)

Net increase in net assets available for benefits	2,680,611
Net assets available for benefits:
Beginning of year	66,000,696

End of year	$68,681,307

See accompanying notes to financial statements.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(1)	Plan Description

The following description is provided for general information purposes only. More complete information regarding the plan’s provisions may be found in the plan document.

(a)	Participation

SkyWest, Inc. (the Company) adopted the SkyWest, Inc. Employees’ Retirement Plan (the Plan), a 401(k) plan, effective April 1, 1977. The Plan is a defined contribution plan and is intended to be a qualified retirement plan under the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Security Act of 1974, as amended (ERISA). The Plan has been amended at various times.

The Plan was established to provide employees with an opportunity to accumulate funds for retirement or disability and to provide death benefits for employees’ dependents and beneficiaries. The Plan’s trustees include three employees of the Company, one of whom is an officer.

(b)	Eligibility, Contributions, and Benefits

Employees who have completed 90 days of service and who have attained 18 years of age are eligible to participate in the Plan. An eligible employee who has enrolled, shall become a participant on the first day of the month coinciding with or following the date that the employee meets the respective eligibility requirements. Employees must affirmatively elect to participate in the Plan.

Effective November 1, 2000, the Plan was amended to allow employees of age 18 with 90 days of service to be eligible to enroll in the Plan. The timing of Plan enrollments was changed from semi-annually to monthly. Employees will be eligible to participate in the employer match program when he or she has completed one year of service and is age 18 or older. An employee will be eligible to participate in the discretionary contribution program when he or she has completed two years of service and is age 18 or older.

(c)	Contributions

Participants elect both the amount of salary reduction contributions and the allocation of the salary reduction contributions among the various investment alternatives within the Plan. Salary reduction contributions cannot exceed the lesser of 15% of the participant’s eligible compensation or the maximum amount allowable under the IRC, which was $10,500 during 2001.

Employees are eligible for the Company match when they have completed one year of service and have enrolled in the Plan. During 2001, the Company matched each participant’s salary reduction contribution at levels ranging from 2% to 6%, based on years of service. Additionally, each year the Company may make a discretionary contribution based on its earnings. The Company made a discretionary contribution of $2,799,071 in 2001. Company discretionary contributions are allocated based on the participants’ eligible compensation.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(d)	Benefits

Participants are immediately vested 100% in their account balances. Benefits are normally paid at retirement, disability, death, or other termination. Benefit distributions may be made in a single lump sum payment, installments, or an annuity. Participants may withdraw funds from the Plan while actively employed subject to specific restrictions set forth in the Plan agreement.

(e)	Investment Options

At December 31, 2001, the Plan provided for 17 investment options from a variety of registered investment companies and a participant directed brokerage account. The registered investment company options are as follows:

Fidelity Magellan Fund — This fund seeks to achieve capital appreciation by investing mainly in equity securities of domestic, foreign, and multinational issuers of all sizes that offer potential growth.

Fidelity Spartan Money Market Fund — This fund invests in high-quality, short-term money market securities of all types, U.S. dollar-denominated money market securities of domestic and foreign issuers, repurchase agreements, and reverse repurchase agreements.

Strong Growth Fund — This fund normally invests at least 65% of its assets in equity securities that have prospects for above-average sales and earnings growth; high return on invested capital; sound balance sheets; and overall financial strength.

Janus Overseas Fund — This fund normally invests 65% of its assets in common stocks of issuers located in at least five foreign countries.

J.P. Morgan Disciplined Equity Fund — This fund primarily invests in equities of medium- and large-capitalization U.S. Companies and has a sector weighting similar to that of the S&P 500 index.

Harris Associates Oakmark Select Fund — This nondiversified fund seeks long-term capital appreciation from investments primarily in common stocks of 12 to 20 U.S. companies.

Turner Small Cap Equity Fund — This fund seeks capital appreciation through investing in a diversified portfolio of common stocks with market capitalization’s not exceeding $1 billion.

Neuberger Banc of America Berman Genesis Trust Fund — This fund seeks capital appreciation through investing primarily in common stocks of issuers located outside the United States.

American Century Equity Income Fund — This fund seeks current income and capital appreciation as a secondary consideration by normally investing in at least 85% of its assets in income-producing securities and at least 15% of its assets in equities.

Fidelity Equity Income Fund — This fund seeks to achieve reasonable income and also considers the potential for capital appreciation by investing mainly in income-producing equity securities.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

Fidelity Puritan Fund — This fund invests in a broadly diversified portfolio of high-yielding equity and debt securities with preservation of capital as its main objective.

RYDEX OTC Fund — This fund seeks to provide investment results that correspond to the NASDAQ 100 index, a benchmark for over-the-counter securities.

Strong Corporate Bond Fund — This fund normally invests at least 65% of its assets in corporate bonds and the remaining assets in any other type of fixed-income securities, including U.S. Government obligations and mortgage-backed securities.

SkyWest Stock Fund — Invests only in SkyWest Inc. common stock. Shares of SkyWest stock are bought and sold over-the-counter each pay period based on participants’ elections. Voting rights for the common stock held in the SkyWest Stock Fund are passed through to participants. The market value of the SkyWest stock fund is determined based on unitized stock accounting.

Nations Marsico Focused Equities Fund — This fund seeks long-term growth of capital by investing in at least 65% of its assets in common stocks of large companies with a core position of 20 to 30 common stocks.

Vanguard Admiral Intermediate-Term Treasury Fund — This fund seeks to provide current income from investing at least 85% of its assets in high-quality, intermediate-term bonds whose interest and principal payments are backed by the credit of the U.S. government.

Participant Directed Brokerage Fund — This fund allows selected employees to invest up to 50% of their account balance in mutual funds or corporate stocks listed on the major exchanges. This fund has been currently limited to 25 participants.

Deutsche International Equity Fund — This fund seeks long-term capital appreciation by investing at least 65% of its total assets in the stocks and other securities with equity characteristics of companies in developed countries outside the United States.

(f)	Loans Receivable from Participants

The Plan agreement provides for loans to be made to participants and beneficiaries. The loans must bear a reasonable rate of interest, have specific repayment terms and be adequately secured. Under no circumstances can the amount of the loan be in excess of 50% of the participant’s account balance. As of December 31, 2001 and 2000, loans receivable from participants amounted to $2,583,496 and $2,287,175, respectively, which accrue interest at 10%.

(g)	Related Parties

The Plan Sponsor and Fidelity Investments Institutional Services Co. (Fidelity) are considered related parties to the Plan. The Plan Sponsor common stock and Fidelity managed mutual funds are investment options in the Plan. Fidelity is the asset custodian for the Plan.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of nets assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported changes in net assets available for benefits during the reporting period. Actual results could differ from these estimates.

(c)	Investment Valuation

The Plan provides for investments in certain investment securities. These securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Investments, other than loans receivable from participants, are carried at quoted market value. Loans receivable from participants are valued at face value, which approximates the future principal, and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the market value of investments is recognized in income currently. Dividends and interest are reinvested as earned. Purchases and sales of investments are recorded on a trade-date basis.

(d)	Expenses

The Plan pays all expenses, other than legal fees.

(e)	Interest and Dividend Income

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(f)	Net Unrealized Appreciation (Depreciation) in Fair Market Value of Investments

Net unrealized appreciation (depreciation) in fair market value of investments is determined by comparing the fair market value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year) with the fair market value at the end of the plan year.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Notes to Financial Statements

December 31, 2001 and 2000

(g)	Net Realized Gain (Loss) on Disposition of Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair market value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).

(h)	Termination of Plan

Although it has not expressed any intent to do so, the Company may terminate the Plan at any time subject to the provisions of the Plan and ERISA. If the Plan is terminated, the participants are fully vested and have a nonforfeitable interest in their accounts.

(3)	Tax Status

The Plan is subject to ERISA and contains provisions of the IRC. The Plan is intended to qualify under Section 401(k) of the IRC. The Internal Revenue Service issued a determination letter dated June 1, 1992 stating that the Plan and related trust are designed in accordance with applicable sections of the IRC. The trustees believe that the Plan, as amended, is designed and currently being operated in compliance with the applicable requirements of the IRC. (See note 6)

(4)	Investments

During 2001, the Plan’s investments (including investments purchased, sold as well as held during the year) depreciated in value as follows:

Net realized
and unrealized
depreciation in
fair value
during the year

Common stock	$237,823
Mutual funds	8,634,334

$8,872,157

(5)	Plan Amendments

During 2001, the Plan added an investment option to allow participants to invest in the Plan Sponsor’s common stock (SkyWest, Inc. Common Stock). The Plan was amended to restrict Participants investments in SkyWest Common Stock to 25 percent of the total Participants’ account balance.

(6)	Subsequent Events

Subsequent to 2001, the Plan was amended in its entirety to become compliant with changes in the tax laws (GUST provisions) relating to qualified plans. The Company requested a GUST determination letter from the IRS on the amended Plan and in July 2002 the Company received a favorable determination letter.

(7) Reconciliation to Form 5500

      The following is a reconciliation of net assets available for benefits in the financial statements with the Form 5500:

	As of December 31,

	2001	2000

Net assets available for benefits in the financial statements	$68,681,307	$66,000,696

Amounts allocated to withdrawing participants		(261,173)

Net assets available for benefits in the Form 5500		$65,739,523

      The following is a reconciliation of benefits paid to participants in the financial statements with the Form 5500:

For the Year Ended
December 31, 2001

Benefits paid to participants in the financial statements	$3,027,032

Amounts allocated to withdrawing participants at December 31, 2000	(261,173)

Benefits paid to participants in the Form 5500	$2,765,859

      Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2000 but not yet paid as of that date.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

	(b)	(c)	(e)
	Identity of issuer, borrower,	Description	Current
(a)	lessor, or similar party	of investment	value

*	Fidelity Investments Institutional	97,789 shares of
	Services Co.	Magellan Fund	$10,191,568
*	Fidelity Investments Institutional	7,376,185 shares of Spartan
	Services Co.	Money Market Fund	7,376,185
	Strong Capital Management, Inc.	358,981 shares of
		Strong Growth Fund	6,346,789
	Janus Capital Corp.	294,297 shares of
		Janus Overseas Fund	5,974,224
	J.P. Morgan Investment	420,318 shares of J. P. Morgan
	Management, Inc.	Disciplined Equity Fund	5,964,316
	Harris Associates LP	197,423 shares of
		Oakmark Select Fund	5,377,812
	Turner Investment Partners, Inc.	203,918 shares of Turner Small
		Cap Equity Fund	4,092,635
	Neuberger & Berman	129,839 shares of Neuberger
	Management, Inc.	Berman Genesis Fund	3,779,606
	American Century Investments	402,621 shares of
		Equity Income Fund	2,874,711
*	Fidelity Investments Institutional	57,554 shares of Equity
	Services Co.	Income Fund	2,806,923
*	Fidelity Investments Institutional	134,782 shares of
	Services Co.	Puritan Fund	2,381,590
	Rydex Global Advisors	186,550 shares of
		RYDEX OTC Fund	2,061,377
	Strong Capital Management, Inc.	188,913 shares of Strong
		Corporation Bond Fund	1,983,582
*	SkyWest, Inc.	60,959 shares of Common Stock	1,551,395
	Banc of America Advisors, Inc.	91,962 shares of
		Nations Marsico Focused
		Equities Fund	1,385,874

(Continued)

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

December 31, 2001

	(b)	(c)	(e)
	Identity of issuer, borrower,	Description	Current
(a)	lessor, or similar party	of investment	value

	The Vanguard Group	67,793 shares of Vanguard
		Admiral Intermediate-Term
		Treasury Fund	$747,753
	Participant Directed Brokerage
	Accounts		661,790
	Deutsche Asset Management	27,792 shares of International
		Equity Fund	524,441
	Plan Participants	435 loans at 10% interest,
		with maturity dates through 2016
		collateralized by respective
		participants' account balances	2,583,496

			$68,666,067

*	Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SKYWEST, INC. EMPLOYEES’ RETIREMENT PLAN

By:	/s/ Michael J. Kraupp

Name: Michael J. Kraupp Title: Trustee

Date: July 15, 2002

Exhibit Index

23.1	Potential Limitation of Remedies Against Arthur Andersen LLP